

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 8, 2007

Mr. Brian C. Voegele
Senior Vice President and Chief Financial Officer
Pride International, Inc.
5847 San Felipe, Suite 3300
Houston, TX 77057

> **Re: Pride International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 001-13289**

Dear Mr. Voegele:

We have reviewed your Form 10-K for the fiscal year ended December 31, 2006, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Business, page 3

1. Explain to us how you have considered disclosing the dollar amount of firm
    backlog orders as of a recent date and a comparable date in the preceding fiscal
    year, with an indication of the portion not reasonably expected to be filled in the
    current fiscal year. As part of your response, explain in reasonable detail how
    you have evaluated whether this information is material to a reader's
    understanding of your business. Refer to Item 101(c)(1)(vii) of Regulation S-K
    for additional guidance.

Risk Factors, page 9

Many of our contracts with our customers for our offshore rigs are long-term fixed
dayrate contracts, page 18

2. Disclosure under this section indicates that there are risks associated with your
    long-term fixed dayrate contracts which differ from the risks associated with your
    other types of contracts. In view of these identified risks, explain how you have
    considered providing disclosure, such as the percentage of annual revenue and
    backlog under these types of contracts, that would help investors better
    understand these risks.

Controls and Procedures, page 84

3. We note that you concluded that your disclosures controls and procedures were
    effective, "in all material respects." It is unclear to us whether you are attempting
    to state that your disclosure controls and procedures met some standard lower
    than effective. Please explain to us why you believe the disclosure you have
    provided represents a clear and unqualified conclusion as to the effectiveness of
    your disclosure controls and procedures.

Financial Statements

Notes to Consolidated Financial Statements, page 55

Note 13. Commitments and Contingencies, page 76

General

4.   We understand from press reports regarding your company that Venezuelan tax
        authorities issued in January 2007 a tax assessment for the collection of
        approximately $32 million. Please confirm that our understanding is correct, and
        if it is, tell us why you did not disclose the contingency in the notes to your
        consolidated financial statements.

Litigation, page 78

5.   We note your discussion of certain asbestos-related litigation and the disclosure
        that you "do not expect the outcome of these lawsuits to have a material adverse
        effect." Please note that a statement that a contingency is not expected to be
        material does not satisfy the requirements of SFAS 5 if there is as least a
        reasonable possibility that a loss exceeding amounts already recognized may have
        been incurred and the amount of that additional loss may be material. In that
        case, you must either disclose the estimated additional loss, or range of loss, or
        state that such an estimate cannot be made.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant